SAVE THE WORLD AIR, INC.
5125 Lankershim Boulevard
North Hollywood, California 91601
October 27, 2006
VIA EDGAR
Ms. H. Yuna Peng
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Save the World Air, Inc. Registration Statement on Form SB-2
(File No. 333-137855)
Dear Ms. Peng:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Save the World Air, Inc. (the “Registrant”) hereby requests that the staff of the Securities and Exchange Commission (the “Commission”) take such action as is appropriate to accelerate the effectiveness of its registration statement on Form SB-2 (File No. 333-137855) to 5:00 p.m. Eastern Time on October 30, 2006, or as soon thereafter as practicable. We also request permission to supplement this request orally via telephone with the staff of the Commission.
     In making this request, the Registrant acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	The Registrant may not assert this action as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

SAVE THE WORLD AIR, INC.
By	/s/ Eugene E. Eichler
Eugene E. Eichler
Chief Executive Officer and Chief Financial Officer